NR08-29

December 9, 2008

Cardero Commences Metallurgical Program for Pampa El Toro

Iron Sand Project, Marcona District, Southern Peru

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide a metallurgical update on the Pampa El Toro iron sands project, located in the Marcona district, Peru, near to the world-class Pampa De Pongo iron deposit which the Company has recently sold to a Chinese group for USD 200 million.  The Company is currently undertaking a pilot-scale pig iron production program using Pampa El Toro (PET) iron ore concentrate produced from Cardero’s pilot plant.  The concentrate will be processed into liquid hot metal (molten iron) in a pilot-scale electric arc-based smelting furnace and cast into ‘saleable’ iron ingots or ‘pigs’ as they are known in the industry.

This parallel track approach will complement the SRK Johannesburg Resource Estimate, which is currently in progress, and will form a critical component of the Pampa El Toro Preliminary Economic Assessment Technical report going forward in 2009.

Forty metric tonnes of Pampa El Toro iron ore concentrate, several tonnes of pulverized reductant and the necessary slag modifiers have all been procured and delivered to a development facility where all testing phases will be executed under Cardero supervision.  The program includes:

1)

agglomeration studies and testing,

2)

bench-scale smelting tests to establish operating parameters, and

3)

a large scale smelting test intended to produce a significant quantity of pig iron product which demonstrates steady state smelting operation and provides samples for examination by potential end-users.

The pig iron product will confirm uniformity of the hot metal chemistry and will also produce a large sample of slag.  The slag will be used to optimize the later testing of vanadium and titanium recovery technology for the commercial plant flow sheet.

DETAILS OF METALLURGICAL TEST WORK

Phase I - The first phase of testing is in progress and is oriented towards agglomerating the defined mix of iron ore concentrate, pulverized reductant and modifiers to make a sufficiently strong cold briquette.  Briquette strength must be sufficient to resist breakage and abrasion expected during normal material handling in a commercial plant.  Sufficient quality cold briquettes have already been made with a bench-scale briquetter and agglomeration optimization studies will continue through December 2008 and January 2009.  A key result from this work will be identification of a low-cost yet effective binder.

Phase II - Bench-scale smelting of the cold briquettes will be undertaken during Phase II.  Knowledge gained from the bench scale tests will be incorporated in the large scale smelting test.  Bench scale smelting testing is scheduled to commence early Q1 2009.

Phase III - The pilot-scale smelting test will be designed to run with the optimum briquette formulation along with operating control parameters gleaned from the bench scale smelting test.  The goal for the pilot-scale smelting test is to demonstrate consistent smelter operation, uniform hot metal quality and slag quality over an extended period of operation time.  The pilot-scale smelting test program is undergoing an internal permitting process, with the actual pilot plant operation and final report to be completed thereafter.

QUALIFIED PERSON

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and an employee.

The programs with respect to the Pampa El Toro pilot plant production of the iron sand concentrate and the agglomeration and smelting tests were designed by Glenn Hoffman, President & CEO, and Dr. S. Jayson Ripke, Vice President – Technical, of Cardero Iron Ore Management (USA) Inc., a wholly owned subsidiary of the Company.  Mr. Hoffman and Dr. Ripke are responsible for all on-site aspects of the metallurgical test-work, including the quality control/quality assurance program.

Grant of Incentive Stock Options

The Company also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 575,000 common shares in the capital stock of the Company.  The options are exercisable at a price of CAD 1.16 for a period of two years ending December 9, 2010.

About Cardero Resource Corp.

Cardero’s focus through 2008/09 is to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Alternext-US (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the suitability of Pampa el Toro concentrate for making pig iron and the nature of that pig iron, the timing of the completion of the SRK Pampa el Toro resource estimate and Scoping Study/Preliminary Economic Evaluation Technical Report and the anticipated results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa el Toro Iron Sands project, the potential results of smelting tests on the Pampa el Toro concentrate, and the potential recovery of titanium and vanadium from Pampa el Toro concentrate smelting slag. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies,  and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.